                                  John W. Gamble, Jr.
                                                                                  Executive VP & Chief Financial Officer

                                                                                  Lexmark International, Inc.
                                                                                  740 West New Circle Road
                                                                                  Lexington, Kentucky  40550
                                                                                  USA
                                                                              Phone:  859 232 5589
                                                                                  Fax:  859 232 7137

January 31, 2006

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Lexmark International, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2004
        Filed March 9, 2005
        Forms 10-Q for Fiscal Quarter Ended March 31, 2005, June 30, 2005
        and September 30, 2005 Filed May 3, 2005, August 2, 2005 and
        November 1, 2005, respectively

Dear Ms. Collins:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc., dated December 31, 2005, the following information is provided for your consideration:

 Comment #1:

We note that your overview discussion is largely a history of economic and industry trends with certain forward-looking statements regarding expected increases in total revenues, particularly in the supplies market and a decrease in the market for dot matrix printers. Tell us your consideration of Section III.A. of FRR-72 regarding the disclosure of material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Response #1:

The company believes that it has properly disclosed the information required by Section III.A. of FRR-72 in its 2004 Form 10-K ("10-K").

The company’s disclosure on page 18 under the heading "Overview" is intended to provide the investor with a concise overview of the company’s material opportunities, challenges and risks based on the material trends being experienced by the industry and company, and that are discussed in more detail elsewhere throughout the 10-K.

For example, pages 1 through 10 of the 10-K provide a detailed discussion of the company’s business including information such as the current market overview, the company’s strategies, products and other pertinent information to allow the investor to further clarify and/or enhance his/her understanding of the company. For example, as stated on page 2, paragraph 1, "Based on industry analyst information, Lexmark management estimates that [the distributed office and home] market will grow annually at low- to mid-single digit percentage rates through 2008."

Additionally, as stated on page 18, paragraph 2 under the heading "Overview":

The total distributed office and home printing output opportunity has expanded as copiers and fax machines have been integrated into multifunction devices. Management believes that the integration of print/copy/fax capabilities favors companies like Lexmark due to its experience in providing industry-leading network printing solutions and multifunction printing products. Lexmark’s management believes that its total revenue will continue to grow due to projected overall market growth for 2005 to 2008.

Other disclosures that address the company’s material trends, opportunities, challenges and risks included:

➢	Page 18, paragraph 3 under the heading "Overview":

In recent years, the company’s growth rate in sales of printer units has generally exceeded the growth rate of its printer revenue due to sales price reductions and the introduction of new lower priced products in both the laser and inkjet printer markets. In the laser printer market, this pricing pressure is partially offset by the tendency of customers to add higher profit margin optional features including network adapters, document management software, additional memory, paper handling and multifunction capabilities. Pricing pressure is also partially offset by the opportunity to provide business solutions and services to customers who are increasingly looking for assistance to better manage and leverage their document-related costs and output infrastructure. In the inkjet product market, advances in inkjet technology have resulted in products with higher resolution and improved performance while increased competition has led to lower prices. Additionally, the number of consumers seeking to print digitally captured images in their homes has driven significant growth in the photo printer and all-in-one products. The greater affordability of inkjet printers, improvements in photo printing products, as well as the growth in the all-in-one category, have been important factors in the growth of this market.

➢	Page 18, paragraph 4 under the heading "Overview":

As the installed base of Lexmark laser printers, inkjet printers and multifunction devices continues to grow, management expects the market for supplies will grow as well, as such supplies are routinely required for use throughout the life of those products. While profit margins on printers and multifunction products have been negatively affected by competitive pricing pressure, the supplies are a higher margin, recurring business, which the company expects to contribute to the stability of its earnings over time.

The company’s disclosures in the six paragraphs on page 8 under the heading "Competition" are intended to provide the investor with a comprehensive discussion of the major uncertainties faced by the industry and company. For instance, paragraph 2 on page 8 states:

In recent years, the company and its principal competitors, many of which have significantly greater financial, marketing and/or technological resources than Lexmark, have regularly lowered prices on printers and are expected to continue to do so. The company is vulnerable to these pricing pressures, which could jeopardize the company’s ability to grow or maintain market share and, if not mitigated by cost and expense reductions, may result in lower profitability.

The actions that management is taking to address the opportunities, challenges and risks presented in the industry are stated on page 23, paragraph 3: "The company has accelerated its investment in research and development to support new product initiatives and to advance current technologies and expects this to continue. Additionally, in the fourth quarter of 2004, the company launched an advertising campaign to build brand image and awareness."

Although the company believes that it has properly disclosed the information required in MD&A, the company will modify its MD&A disclosures in future filings (beginning with the Form 10-K for the period ending December 31, 2005) by providing an enhanced discussion which reiterates the above-mentioned items that are already discussed elsewhere in the 10-K and new material trends, opportunities, uncertainties, challenges and risks in a clear, concise and understandable manner. Our future filings will include a balanced, executive-level discussion that identifies the most important current trends and uncertainties with which management is concerned and will include, but not necessarily be limited to, discussions about economic and industry-wide factors, how the company earns revenue and income and generates cash, a discussion of the company’s lines of business and insight into material opportunities, challenges and risks on which the company’s executives are most focused for both the short and long term, as well as the actions being taken to address those opportunities, challenges and risks.

Comment #2:

We note your indication that revenue growth was attributable to increases in unit volumes. Your disclosures, however, do not specify the amount of unit growth or the reasons therefore. Tell us how you considered the guidance in section III.B.4. of FRR-72 to include a thorough analysis that discusses both the intermediate effects of certain trends, events, demands or commitments and the reasons underlying those intermediate effects. For instance, did you consider expanding your disclosures to quantify the unit growth and the reasons for such growth, such as the particular products that contributed such growth and those products that experienced significant declines in unit sales? Also, what steps is management taking to ensure future growth in these products sales (i.e. focus on particular product development such as photo printers and all-in-one products) particularly given the competitive pricing pressures. Furthermore, you indicate on page 18 that the pricing pressures in the laser printer market are partially offset by the tendency of customers to add higher profit margin optional features. Did you consider including a discussion of these additional products and their impact on revenues and gross margin in your result of operations discussion?

Response #2:

In response to "Tell us how you considered the guidance in section III.B.4. of FRR-72 to include a thorough analysis that discusses both the intermediate effects of certain trends, events, demands or commitments and the reasons underlying those intermediate effects. For instance, did you consider expanding your disclosures to quantify the unit growth and the reasons for such growth, such as the particular products that contributed such growth and those products that experienced significant declines in unit sales?":

The company believes that it has properly disclosed the information required by Section III.B.4. of FRR-72 in its 10-K.

On page 22, the company provided a range of unit volume growth which supports the increase in revenues for each of its business and consumer market segments. As stated in paragraph 1, "During 2004, revenue in the business market segment increased $190 million or 7% over 2003. This growth was principally due to increases in unit volumes. The company experienced strong double-digit unit growth in the business market segment, but saw significant hardware price declines and continuing mix shift to low-end products, resulting in revenue growth less than unit growth."

Also, as stated in paragraph 2 on that same page, "During 2004, revenue in the consumer market segment increased $370 million or 17% over 2003. This growth was also due to double-digit unit growth, principally driven by strong sales of inkjet all-in-one products. During 2003, revenue increased $159 million or 8% when compared to 2002 and was principally due to increases in unit volumes."

Although the company believes that it has properly disclosed the information required in MD&A, the company will modify its MD&A disclosures in future filings (beginning with the Form 10-K for the period ending December 31, 2005) to provide further clarification and/or enhancement to assist investors’ understanding of the intermediate effects of certain trends, events, demands or commitments and the reasons underlying those intermediate effects. For example, the company intends to disclose in future filings (beginning with the Form 10-K for the period ending December 31, 2005) items including, but not necessarily limited to, a comparison of annual hardware unit volumes sold versus the prior periods, any material trends or shifts within product categories, and the underlying factors for any significant changes noted when the underlying reasons are material and determinable.

In response to "Also, what steps is management taking to ensure future growth in these products sales (i.e. focus on particular product development such as photo printers and all-in-one products) particularly given the competitive pricing pressures.":

The actions that management is taking to address the opportunities, challenges and risks presented in the industry are stated on page 23, paragraph 3: "The company has accelerated its investment in research and development to support new product initiatives and to advance current technologies and expects this to continue. Additionally, in the fourth quarter of 2004, the company launched an advertising campaign to build brand image and awareness."

Although the company believes that it has properly disclosed the information required in MD&A, the company will modify its MD&A disclosures in future filings (beginning with the Form 10-K for the period ending December 31, 2005) to provide further clarification including, but not necessarily limited to, more detailed descriptions about where the company is focusing its research and development efforts. For example, for the laser product market, we will discuss the company’s investments that are focused on color and multifunction products. For the inkjet product market, we will discuss the company’s increased investment aimed at improving color print quality and speed.

In response to "Furthermore, you indicate on page 18 that the pricing pressures in the laser printer market are partially offset by the tendency of customers to add higher profit margin optional features. Did you consider including a discussion of these additional products and their impact on revenues and gross margin in your result of operations discussion?":

Many of the company’s product offerings in the laser product market include features some of which are standard on some product models that have the versatility to meet specific customer needs and are purchased at the time of initial installation of the product. These features include paper input and output options, including a stapler and an offset stacker. Other features may include paper handling and finishing options, network connectivity and other application solutions options, which are recorded as printer revenue.

While the pricing pressures in the laser printer market are partially offset by the sale of higher profit margin optional features, the revenue and gross margin related to these optional features are not of such significance to further discuss. Please see the chart below which supplementally provides to the SEC Staff ("Staff") the amount of unbundled optional features revenues and gross margin for the periods presented in the company’s 2004 10-K:

	Twelve Months Ended December 31,

(Dollars in Millions)	2002	2003	2004

Unbundled optional features revenues	$150.6	$164.4	$175.1

Percent of total revenues	3.5%	3.5%	3.3%

Unbundled optional features gross margin	$88.4	$100.7	$106.2

Percent of total gross profit	6.4%	6.5%	5.9%

Comment #3:

We note that your cost of revenues increased approximately 7% from 2002 to 2003 and 10% from 2003 to 2004 and that your disclosures under gross profit do not appear to address such costs. We further note that your discussion of gross profit does not include specific factors underlying changes in gross margin or breakdowns by segment, geographic region or product such as with your revenue disclosures. Tell us your consideration of Section III.B.1. of FRR-72, which indicates that companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Further, tell us your consideration of Section III.B.3. of FRR-72 which suggests that one of the most important elements necessary to an understanding of a company’s performance, and the extent to which reported financial information is indicative of future results, is the discussion and analysis of known trends, demands, commitments, events and uncertainties. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the consideration of financial, operational and other information known to the company; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on the company’s liquidity, capital resources or results of operations. For instance, we note from your disclosures on page 16 of your September 30, 2005 Form 10-Q that the Company continued its efforts begun in 2002 to renegotiate its agreements with its primary suppliers. What impact did these agreements have on the Company’s gross margin during the last three fiscal years? Did you consider including a discussion of the Company’s efforts in your Form 10-K and the potential impact on future operations? Also, we note that supply sales contributed to the increase in the profit margin during fiscal 2003 compared to fiscal 2002. Did such sales have any impact on the profit margin in fiscal 2004? We note your statement on page 18, "As the installed base of Lexmark laser printers, inkjet printers and multifunction devices continues to grow, management expects the market for supplies to grow as well." Did you consider including a discussion of gross margin by the various product types (i.e. printers, supplies, optional features, services), particularly given the apparent diversity in profit margins?

Response #3:

In response to "We note that your cost of revenues increased approximately 7% from 2002 to 2003 and 10% from 2003 to 2004 and that your disclosures under gross profit do not appear to address such costs."

Revenues increased 9% in 2003 compared to 2002 and increased 12% in 2004 compared to 2003. Cost of revenues increased 7% from 2002 to 2003 and increased 10% from 2003 to 2004. As revenues grew faster than related costs, the company experienced improved gross profit margins during each period presented. The company discusses its consolidated gross profit margins and the reasons for changes from the prior year. For example, on page 22, the company noted the 1.2 percentage point improvement in gross profit margins in 2004 were attributable to improved product margins (1.9 percentage points) which were mostly printer driven, partially offset by a negative mix among products towards hardware (0.7 percentage points).

In response to "We further note that your discussion of gross profit does not include specific factors underlying changes in gross margin or breakdowns by segment, geographic region or product such as with your revenue disclosures."

As stated on page 68, paragraph 1:

The company manufactures and sells a variety of printing and multifunction products and related supplies and services and is primarily managed along business and consumer market segments. The company evaluates the performance of its segments based on revenue and operating income, and does not include segment assets or other income and expense items for management reporting purposes. Segment operating income includes selling, general and administrative, research and development and other expenses, certain of which are allocated to the respective segments based on internal measures and may not be indicative of amounts that would be incurred on a stand alone basis or may not be indicative of results of other enterprises in similar businesses. Additionally, segment operating income excludes significant expenses that are managed outside of the reporting segments.

As such, the company only discloses revenues and operating income by market segment in its MD&A. The company also chooses to disclose in its MD&A additional segment information (only required by SFAS 131 in its Footnotes to the annual financial statements), such as revenues by geography and product category, it believes is appropriate to help the investor further understand the company.

In response to "Tell us your consideration of Section III.B.1. of FRR-72, which indicates that companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Further, tell us your consideration of Section III.B.3. of FRR-72 which suggests that one of the most important elements necessary to an understanding of a company’s performance, and the extent to which reported financial information is indicative of future results, is the discussion and analysis of known trends, demands, commitments, events and uncertainties.":

The company believes that it has properly disclosed the information required by Sections III.B.1. and III.B.3. of FRR-72 in its 10-K.

In our discussion of gross profit changes, we disclosed the primary driver of the change in each year. For example, while the primary driver in 2003 compared to 2002 was attributable to improved supplies margin, the primary driver in 2004 compared to 2003 was improved printer product margins.

Although the company believes that it has properly disclosed the information required in MD&A, the company will modify its MD&A disclosures in future filings (beginning with the Form 10-K for the period ending December 31, 2005) to provide further clarification/enhancement of the major drivers of changes in gross profit margins. For example, our future disclosure will include, but not necessarily be limited to, discussions about average unit revenue and/or price movements in hardware, mix shifts among hardware and supplies revenues and mix shifts within product categories.

In response to "For instance, we note from your disclosures on page 16 of your September 30, 2005 Form 10-Q that the Company continued its efforts begun in 2002 to renegotiate its agreements with its primary suppliers. What impact did these agreements have on the Company’s gross margin during the last three fiscal years? Did you consider including a discussion of the Company’s efforts in your Form 10-K and the potential impact on future operations?":

During 2005, the company continued efforts begun in 2002 to execute supplier managed inventory ("SMI") agreements with its primary suppliers to improve the efficiency of the supply chain. In instances where a non-cancelable commitment is made to purchase product at a cost greater than the expected sales price, the company’s accounting policy is to recognize a liability and related expense for future losses. Due to the immaterial amounts, Lexmark did not disclose the impact of new SMI agreements for the years 2002, 2003 and 2004. The company did not disclose the impact on future operations in the 10-K as the company could not reasonably determine the future impact for reasons such as the company’s ability to negotiate new SMI agreements, future market pricing and product costs. The company intends to disclose the amount of benefit the company has realized under its SMI agreements in its 2005 10-K.

Please see the chart below which supplementally provides to the Staff the impact of new SMI agreements for the periods presented in the company’s 2004 10-K:

	Twelve Months Ended December 31,

(Dollars in Millions)	2002	2003	2004

New SMI agreements benefits	$-	$3.0	$18.0

Percent of total revenues	0.0%	0.1%	0.3%

In response to "Also, we note that supply sales contributed to the increase in the profit margin during fiscal 2003 compared to fiscal 2002. Did such sales have any impact on the profit margin in fiscal 2004?":

As stated in the last paragraph on page 22:

During 2004, consolidated gross profit and gross profit as a percentage of revenue increased when compared to the prior year. The improvement in the gross profit margin over 2003 was principally due to improved product margins (1.9 percentage points) which was mostly printer driven, partially offset by a negative mix among products toward hardware (0.7 percentage points).

In our discussion of gross profit changes, we disclosed the primary driver of the change in each year. The improvement in the gross profit margin over 2003 was principally due to improved hardware and supplies product margins of 1.7% and 0.2%, respectively.

In response to "Did you consider including a discussion of gross margin by the various product types (i.e. printers, supplies, optional features, services), particularly given the apparent diversity in profit margins?":

As noted above, the company is managed on a business and consumer market segment basis and believes it is appropriate to disclose revenues and operating income by segment and gross profit margins on a consolidated basis rather than to disclose gross margin by product types. We do not manage our business according to product types, categories or individual products within each segment.

The company’s business model is predicated on the sale of future supplies attributable to each printer sold which significantly influences the company’s pricing strategy for all of its products. Therefore, management does not measure profitability by product type, but rather customer segment. In this regard, management does not believe that gross margin information for any particular product type is meaningful to the investor.

Comment #4:

We note your disclosures mention certain factors in support of your increase in cash flows from operating activities from 2003 to 2004 such as changes in accounts payable and accrued liabilities, partially offset by unfavorable cash flow changes in trade receivables, other assets and liabilities and deferred taxes, without describing the causes for such changes . Your liquidity discussion is largely a recitation of amounts that are readily computable from your statements of cash flow. Tell us how you considered the guidance in Section IV of FRR-72 and Instruction 4 to Item 303(a) of Regulation S-K to describe and quantify the impact of all significant items contributing to an overall increase (decrease) in reported cash flow items and to address material changes in the underlying drivers rather than merely describing items identified on the face of the cash flow statement.

Response #4:

In response to "Tell us how you considered the guidance in Section IV of FRR-72 and Instruction 4 to Item 303(a) of Regulation S-K to describe and quantify the impact of all significant items contributing to an overall increase (decrease) in reported cash flow items and to address material changes in the underlying drivers rather than merely describing items identified on the face of the cash flow statement.":

Although the company believes that it has properly disclosed the information required in MD&A, the company will modify its MD&A disclosures in future filings (beginning with the Form 10-K for the period ending December 31, 2005) to provide further clarification and/or enhancement to assist investors’ understanding of the Liquidity and Capital Resources. The company’s 2005 Form 10-K Liquidity discussions regarding Operating Activities will be similar to the following:

Operating activities:

The [decrease] in cash flows from operating activities from 2004 to 2005 was primarily due to decreased earnings and [favorable cash flow changes in working capital accounts, particularly, …… The favorable cash flow changes in working capital accounts were principally due to the company’s continued focus on cash cycle management. As part of this focus, the company days of sales outstanding has [declined] to ___days at December 31, 2005, from ___ days at December 31, 2004. The days of sales outstanding is calculated on a 90-day moving average based on gross accounts receivable and is adjusted for certain accounts receivable items which have no corresponding revenue, such as value-added taxes. The company experienced some significant changes in other balance sheet accounts in 2005. Reasons for changes. ]

Cash flows from operations were reduced during 2005, 2004 and 2003 by $___ million, $53 million and $115 million, respectively, due to contributions to its pension plans. See Note 13 of the Notes to Consolidated Financial Statements for more information regarding the pension plans.

Comment #5:

We note that "the Company provides price protection to substantially all of its reseller customers" and also provides for other customer programs and incentive offerings (i.e. special agreements, promotions and other volume-based incentives). With regard to the price protection arrangements and separately for the other customer programs, please provide the following:

•	An analysis of your reserves for the years 2002, 2003 and 2004;
•	Describe the significant assumptions and material changes in your calculations of such reserves and explain the impact of any adjustments on gross margin;
•	Describe the significant terms and conditions of your agreements;
•	Explain whether the amount of protection is limited or "capped";
•	Explain how you are able to reliably estimate amounts given the disclosed effect of pricing pressure from competitors on page 32.
•
Explain your statement, "The Company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated." Given your history of granting price concessions to most all of your resellers, do you anticipate the price reduction at the time of sale or at some later date? Tell us how you considered EITF 01-9 in determining when to record such reserves.

Response #5:

In response to "with regard to price protection arrangements and separately for other customer programs, please provide the following: An analysis of your reserves for the years 2002, 2003 and 2004":

Please see the chart below which supplementally provides to the Staff the amount of reserves for years ended December 31, 2002, 2003 and 2004:

(In millions)	Price Protection	Price Protection Activity as a Percentage of Revenue	Rebates	Cooperative Adverstising / Marketing Development Fund	Other Marketing Programs and Incentives	Other Misc. Allowances

Dr / (Cr)
Balance at December 31, 2001	$(2.7)		$(10.8)	$(10.3)	$(22.2)	$(4.5)

Accruals/adjustments	(44.4)	1.0%	(37.1)	(91.6)	(85.1)	(7.5)
Payments/credits	33.6	0.8%	32.5	75.0	67.4	9.7
Balance at December 31, 2002	$(13.5)		$(15.4)	$(26.9)	$(39.9)	$(2.3)

Accruals/adjustments	(94.2)	2.0%	(60.2)	(158.2)	(124.1)	(7.1)
Payments/credits	89.0	1.9%	53.9	144.3	102.2	7.7
Balance at December 31, 2003	$(18.7)		$(21.7)	$(40.8)	$(61.8)	$(1.7)

Accruals/adjustments	(35.0)	0.7%	(63.7)	(181.5)	(128.4)	(7.6)
Payments/credits	43.5	0.8%	64.3	170.2	127.5	8.3
Balance at December 31, 2004	$(10.2)		$(21.1)	$(52.1)	$(62.7)	$(1.0)

The above table represents actuals for the U.S., Europe and Canada and estimates for the other geographies (based on the other geographies percentage of consolidated revenues).

With regard to price protection arrangements:

In response to "Describe the significant assumptions and material changes in your calculations of such reserves and explain the impact of any adjustments on gross margin. Describe the significant terms and conditions of your agreements.":

Occasionally the company will find it necessary to lower selling prices (principally on hardware) to its customers in order to maintain market competitiveness. When it is probable that the Company will offer a price reduction on a product, a reserve is recorded as a reduction to revenue. These price reductions on a product generally occur only once or twice per year. The Company deems a price reduction to be probable if a decision has been made to take an action and the effective date is within 45 days. Since price protection is given on a product by product basis, it is common for there to be some price protection being accrued throughout the year which does not have a significant impact on gross margin in any single period. Lexmark will offer price protection on the existing reseller inventory (including in-transit inventory), which will effectively lower the customer’s original purchase price to the new lower price. Terms and Conditions ("T&C’s") generally include:

1)	Lexmark issues a pricing letter to the reseller that provides information related to the price change.
2)	The letter includes the product, the effective date of the change and both the old and new price.
3)	The letter requires the reseller to submit the letter and inventory report from the effective date of the price change when they request the price protection funds.
4)	Lexmark requests that all price protection claims be submitted within 30 days of the price change.

In response to "Explain whether the amount of protection is limited or "capped".":

The amount of price protection is limited based on the amount of price change and the amount of reseller inventory on hand as of the date of the price change. Additionally, as stated above, the company requests that all price protection claims be submitted within 30 days of the price change.

In response to "Explain how you are able to reliably estimate amounts given the disclosed effect of pricing pressure from competitors on page 32. Explain your statement, ‘The Company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated.’":

The company provides price protection to substantially all of its reseller customers. The company records reductions to revenue for the estimated impact of price protection when the product’s price reduction is probable, which generally occurs only once or twice per year. If the Company continues to sell the product for which price protection is to be offered subsequent to management’s approval of such offer, it accrues for the impact of such price reduction at the time of the sale. The company is able to reliably estimate price protection as the amount of price protection is specified by Lexmark and is calculated based on the reseller inventory in the channel. The Company has insight into the level of inventory for each of its resellers which allows it to adequately assess the expected credit to be granted.

In response to "Given your history of granting price concessions to most all of your resellers, do you anticipate the price reduction at the time of sale or at some later date? Tell us how you considered EITF 01-9 in determining when to record such reserves.":

Pursuant to T&Cs of reseller agreements, resellers are only entitled to price protection at the point in time when the price reduction is announced and only to the extent of reseller inventory on hand at the effective date. When a price reduction occurs, an announcement is made up to 45 days prior to the effective date of the price change. In accordance with EITF 01-09 and SFAS 5 the company records a reserve for price protection as soon as the price change is probable. Many of these price changes occur on products which have losses on the sale of the products, and also impact lower of cost or market and adverse purchase commitment reserves. An allowance for price protection for sales between the date the change is probable and the effective date of the price change is recorded at the time of sale. The phrase "anticipated price reductions" in our accounting policy disclosures is in reference to the period between the date the price change is probable and the effective date of the price change.

With regard to other customer programs:

In response to "Describe the significant assumptions and material changes in your calculations of such reserves and explain the impact of any adjustments on gross margin. Describe the significant terms and conditions of your agreements.":

A summary of the company’s customer and incentive offering programs are presented below:

•
The company may offer end-customer rebates either to stimulate demand or to respond to competitor price actions. The rebate accrual is estimated based on an expected redemption rate and the level of sales during the rebate period. The redemption rate is based on historical redemption quantities and estimated sell-through to end customers. Estimated redemption rates and the calculated rebate adjustments are reviewed monthly by management. Changes in redemption rates and sell through assumptions have historically been minimal and have not had a material impact on gross margins. Seasonal sales, limited time promotions, the channel of the promotion and ad schedules may all impact redemption rates used in the calculations. The allowances for end-customer rebates are recorded at the time of sale to the reseller. T&C’s apply to the end user who is submitting the rebate request. Generally there are no such T&C’s that apply to the reseller.

•
Lexmark offers cooperative advertising/marketing development fund ("COOP/MDF") programs to customers to support the marketing development and advertising for its customers. The allowances for COOP/MDF programs to customers are recorded as a reduction to revenue at the time of sale to the reseller. T&C’s of these COOP/MDF programs include:

1)	The programs are based on net revenue (gross minus returns, price protection and any other pricing adjustments).
2)	Lexmark will credit its customer’s account based upon a percentage of the customer’s prior months’ net shipment of eligible Lexmark products.
3)	Generally, no specific proof of performance is required but Lexmark reserves the right to request documentation.
4)	The programs are communicated via letters of agreement or the reseller's vendor summary.
5)	The company can terminate the program with 30 days written notice or immediately with significant over 90 days accounts receivable delinquency.

•
Lexmark also offers sales promotion funds and other marketing programs such as sell-through rebate, volume incentive, strategic partner, loyalty, etc. Periodically, the Company offers Sales Promotions Funds ("SPF") to resellers to fund promotional opportunities. These promotions may include gift cards, sell-in allowances, end caps, etc. The company requires proof of performance by the reseller in order to claim the funds. The company records a reduction to revenue for the cost of the promotional activity during the month the promotion occurs. SPF accruals are reviewed periodically for reasonableness taking into consideration actual sell-through or other requirements of the promotion. The allowances for other marketing programs to resellers are recorded as a reduction to revenue at the time of sale except for the sell-through rebates which are recorded during the month the promotion is offered. Changes to these assumptions have historically been minimal and have not had a material impact on gross margin.

The company may offer sell-through rebates either to stimulate demand or to respond to competitor price actions. The rebate accrual is estimated based on an expected redemption rate and the level of sales during the rebate period. The redemption rate is based on historical redemption quantities and applicable sell-through. Estimated redemption rates and the calculated rebate adjustments are reviewed monthly by management. Seasonal sales, limited time promotions, the channel of the promotion and ad schedules may all impact redemption rates used the in the calculations. Generally there are no T&C’s that apply to the reseller except for the sell-through rebates whereby T&C’s apply to the end user who is submitting the rebate request.

•	The company also offers various other miscellaneous programs to some of its customers. Those programs include:

1)	a freight allowance (e.g., in the form of a percent discount of gross purchases) for some retail customers who use their own carriers instead of Lexmark,
2)	a cross dock and/or distribution center allowance for some customers who consolidate purchase orders so that product can be shipped to a distribution center instead of individual stores,
3)	a returns allowance for some retail customers who charge Lexmark a handling fee for product returns and
4)	a terms allowance for some retail customers who charge Lexmark for changes in terms.

The allowances for these various other miscellaneous programs to customers are recorded at the time of sale as a reduction to revenue to the reseller. T&C’s of these various other marketing programs depends on the nature of the allowance. The allowances are generally based on Lexmark reports of sales or returns. Any agreed-upon discounts are communicated in writing between Lexmark and the customer. Accruals are reviewed and modified monthly. Changes in redemption rates and sell through assumptions have historically been minimal and have not had a material impact on gross margins.

In response to "Explain whether the amount of protection is limited or "capped".":

With regard to the company’s other customer programs, generally, the programs are not limited or capped.

In response to "Explain how you are able to reliably estimate amounts given the disclosed effect of pricing pressure from competitors on page 32. Explain your statement, ‘The Company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated.’ Given your history of granting price concessions to most all of your resellers, do you anticipate the price reduction at the time of sale or at some later date? Tell us how you considered EITF 01-9 in determining when to record such reserves.":

The company records estimated revenue reductions and related accruals to revenue at the time of sale for customer programs and other volume-based incentives. Estimated reductions in revenue are based upon current month sales, contractual arrangements and reseller inventory levels.

Comment #6:

We note your discussion on page 45 of service revenues earned from support, maintenance contracts and extended warranty coverage. We also note from your disclosure on page 3 that the Company provides consulting, systems integration and distributed fleet management services. Furthermore, on page 18, you indicate that pricing pressures with regards to your products sales is partially offset by the opportunity to provide business solutions and services to customers. Tell us how you considered the requirements of Article 5-03 of Regulation S-X in determining whether the service and product revenues should be broken out on the face of your consolidated statements of operations.

Response #6:

The company believes that it has properly disclosed the information required by Rule 5-03 of Regulation S-X in its 10-K, which states that if one class/subcaption of revenue (e.g., product versus service revenues) is less than 10 percent of the total, the revenue class/subcaption may be combined with another category. Service revenues in Lexmark’s 2004 Form 10-K are immaterial for all periods presented and are supplementally presented below for the Staff:

	Twelve Months Ended December 31,

(Dollars in Millions)	2002	2003	2004

Service revenues	$170.3	$199.4	$218.1

Percent of total revenues	3.9%	4.2%	4.1%

Comment #7:

We note your disclosures on page 3 that certain of your arrangements entail sales of software. We further note your discussions on page 4 regarding Lexmark’s print management software and Lexmark’s Document Solutions Suite. Tell us the amount of software sales for the three years ended December 31, 2004 and describe your accounting policies for software as they relate to revenue recognition and software development. We note your discussion of software costs is limited to internal use software and does not address any production costs for the software products that the Company sells. Please explain.

Response #7:

In response to "Tell us the amount of software sales for the three years ended December 31, 2004":

Software sales were approximately $2 million (or less than 1% of consolidated revenues) in 2002, 2003 and 2004. Due to the immaterial amounts, Lexmark did not disclose the amount of software sales.

In response to "describe your accounting policies for software as they relate to revenue recognition and software development":

The company’s accounting policies for software revenue recognition and software development costs are supplementally presented below for the Staff:

Software revenue recognition

The company recognizes revenue when the following criteria are met:

➢	persuasive evidence of an arrangement exists;
➢	delivery has occurred;
➢	the sales price is fixed or determinable; and
➢	collectibilty is probable.

Software Development Costs

Development costs for the software products the company sells are expensed as incurred. The substantial majority of these costs relate to software necessary to make the company’s printers interoperable with various other computer devices (i.e. print drivers and other firmware) and is considered incidental to the printer. Development costs related to the company’s print management software is not significant and any such costs qualifying for capitalization under SFAS 86 are considered to be immaterial

In response to "We note your discussion of software costs is limited to internal use software and does not address any production costs for the software products that the Company sells. Please explain.":

Due to the immaterial amounts, (as illustrated by the amount of software sales), a discussion of production costs for software products that the company sells is not included in the company’s disclosure of its accounting policies.

Comment #8:

We note that upon completion of an IRS examination, the Company reversed previously accrued taxes, reducing the income tax provision in fiscal 2004 by approximately 20% or $0.15 per share. Explain, in detail, the basis for this reversal and tell us if similar adjustments were made or will be made to the fiscal years following the IRS examination (2002, 2003, 2004 and current fiscal year).

Response #8:

In response to "Explain, in detail, the basis for this reversal":

The reversal was made to adjust Lexmark’s tax reserve for amounts accrued during the years 1997 through 2001 that were no longer required because we reached a settlement with the Internal Revenue Service ("IRS") in the third quarter of 2004. The events surrounding the reversal are as follows:

During the third quarter of 2004, we reached agreement with the IRS, after normal audits, appeals, and the FAST Track Appeals process, with regard to all issues for the years 1997 through 2001. The primary issue for the years audited was Subpart F income. The total potential tax liability arising from the IRS’s initial assessment for that issue was $111 million. During the years 1997 through 2001, we accrued our best estimate of the liability we thought we would ultimately have for all the issues raised by the IRS, and that resulted in an accrual of approximately $43 million. Our settlement with the IRS for the five tax years required us to pay approximately $23 million with respect to the issues for which accruals were established. We then reversed the difference of $20 million in the quarter that the event of settlement with the IRS occurred, namely the third quarter of 2004.

In response to "tell us if similar adjustments were made or will be made to the fiscal years following the IRS examination (2002, 2003, 2004 and current fiscal year)":

Similar adjustments have not been made for tax years after 2001 because the IRS has not completed its audit of those years. The IRS is currently auditing tax years 2002 and 2003. The IRS expects to finish that audit during the first half of 2006. The audit of tax years 2004 and 2005 is not expected to begin until late in 2006. We will not know whether any adjustments will be necessary until these audits are complete and any appeals process is concluded.

Comment #9:

We note your assumption of a 26% expected stock price volatility for stock options granted in 2004. Please provide us with detailed support underlying this assumption including:

•	Whether daily, weekly, monthly or other price inputs were used;
•	Any changes in methodology during the three years ended December 31, 2004;
•	The historical stock prices used and corresponding dates;
•	Whether any prices were excluded from the volatility calculation and why.

Response #9:

In response to "Please provide us with detailed support underlying this assumption including: Whether daily, weekly, monthly or other price inputs were used.":

The expected volatility assumption for stock options granted in 2004 was based on monthly stock price inputs for the most recent three-year period. A three-year stock price volatility was utilized to correspond with the expected three-year life of the options granted for the year 2004.

In response to "Please provide us with detailed support underlying this assumption including: Any changes in methodology during the three years ended December 31, 2004.":

The volatility assumption methodology changed in 2004 from a five-year volatility calculation to a three-year volatility calculation since options granted prior to 2004 had a five-year expected life whereas options granted during 2004 had a three-year expected life. The options’ expected life assumption changed in 2004 since options granted in 2004 vest over a three year period and, prior to 2004, options granted generally became fully vested at the end of five years. Based on historical experience, option lives have approximated the vesting period as options are generally exercised within one year of the annual vesting date.

In response to "Please provide us with detailed support underlying this assumption including: The historical stock prices used and corresponding dates.":

Please see the chart below which supplementally provides to the Staff the historical prices used for the 2002, 2003 and 2004 volatility assumptions.

Date	High	Date	High	Date	High	Date	High	Date	High
1-Dec-04	$ 90.50	2-Dec-02	$ 69.50	1-Dec-00	$ 49.00	1-Dec-98	$ 51.00	2-Dec-96	$ 13.88
1-Nov-04	87.02	1-Nov-02	67.93	1-Nov-00	48.50	2-Nov-98	41.00	1-Nov-96	13.38
1-Oct-04	89.05	1-Oct-02	60.20	2-Oct-00	41.50	1-Oct-98	35.34	1-Oct-96	11.88
1-Sep-04	89.25	3-Sep-02	49.50	1-Sep-00	70.94	1-Sep-98	37.75	3-Sep-96	10.44
2-Aug-04	89.63	1-Aug-02	53.67	1-Aug-00	69.88	3-Aug-98	37.31	1-Aug-96	9.25
1-Jul-04	96.85	1-Jul-02	54.90	3-Jul-00	69.00	1-Jul-98	35.50	1-Jul-96	10.00
1-Jun-04	97.50	3-Jun-02	63.50	1-Jun-00	79.81	1-Jun-98	30.75	3-Jun-96	11.06
3-May-04	95.18	1-May-02	65.23	1-May-00	120.00	1-May-98	32.09	1-May-96	11.56
1-Apr-04	97.00	1-Apr-02	62.30	3-Apr-00	120.62	1-Apr-98	30.38	1-Apr-96	11.00
1-Mar-04	92.55	1-Mar-02	58.20	1-Mar-00	135.88	2-Mar-98	22.62	1-Mar-96	11.25
2-Feb-04	86.25	1-Feb-02	56.20	1-Feb-00	121.62	2-Feb-98	21.81	1-Feb-96	11.62
2-Jan-04	86.72	2-Jan-02	61.90	3-Jan-00	99.00	2-Jan-98	19.75	2-Jan-96	9.75
1-Dec-03	79.65	3-Dec-01	60.45	1-Dec-99	95.12	1-Dec-97	19.00	1-Dec-95	10.06
3-Nov-03	77.80	1-Nov-01	52.15	1-Nov-99	89.25	3-Nov-97	16.38	15-Nov-95	11.19
1-Oct-03	75.09	1-Oct-01	53.15	1-Oct-99	104.00	1-Oct-97	17.75
2-Sep-03	69.84	4-Sep-01	48.95	1-Sep-99	87.25	2-Sep-97	17.75
1-Aug-03	67.25	1-Aug-01	53.00	2-Aug-99	81.25	1-Aug-97	18.16
1-Jul-03	77.89	2-Jul-01	67.75	1-Jul-99	69.62	1-Jul-97	16.31
2-Jun-03	77.44	1-Jun-01	67.83	1-Jun-99	74.38	2-Jun-97	15.25
1-May-03	77.09	1-May-01	70.75	3-May-99	72.50	1-May-97	13.25
1-Apr-03	75.04	2-Apr-01	65.00	1-Apr-99	64.25	1-Apr-97	13.19
3-Mar-03	68.20	1-Mar-01	52.50	1-Mar-99	58.25	3-Mar-97	14.06
3-Feb-03	63.10	1-Feb-01	57.55	1-Feb-99	56.69	3-Feb-97	14.81
2-Jan-03	67.25	2-Jan-01	59.80	4-Jan-99	57.09	2-Jan-97	14.38

In response to "Please provide us with detailed support underlying this assumption including: Whether any prices were excluded from the volatility calculation and why.":

Please note that no prices for any time periods were excluded in 2002, 2003 or 2004 volatility calculations.

Comment #10:

We note your disclosure under Item 3 on page 13 that the Company is being sued by Static Control Components, Inc. for "in excess of $100 million." Tell us what consideration you gave to include a discussion of this litigation in your contingencies footnote and tell us how you considered SFAS 5 in your analysis.

Response #10:

In response to "tell us how you considered SFAS 5 in your analysis":

The company’s consideration and analysis of SFAS 5 is discussed in the fourth paragraph of Item 3: Legal Proceedings (page 14), where the company disclosed "it is not reasonably possible to estimate whether a loss will occur as a result of these legal matters [which legal matters includes a reference to the Static Control Components, Inc. ("SCC") litigation], or if a loss should occur, the amount of such loss, …".

In response to "Tell us what consideration you gave to include a discussion of this litigation in your contingencies footnote":

Based on the company’s statement in Item 3 of the 2004 10-K, specific disclosure of the SCC’s claims against the company was not considered necessary. However, the company will also disclose the information provided in Item 3 in the footnotes to its 2005 annual financial statements.

Comment #11:

We note your disclosure that the company’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the Company’s controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms." Tell us how you considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Provide a similar analysis for the conclusions reached in the Company’s subsequent Forms 10-Q.

Response #11:

In response to "Tell us how you considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Provide a similar analysis for the conclusions reached in the Company’s subsequent Forms 10-Q.":

The company believes its internal controls and processes are effective in providing reasonable assurance that the information required to be disclosed by the company in its public filings are recorded, processed, summarized and reported within the time periods specified. The company also believes that its disclosure controls and procedures are also effective at ensuring that information required to be disclosed in the reports is accumulated and communicated to management timely to allow decisions regarding required disclosures.

Although the company believes that it has properly disclosed the information required by Exchange Act Rule 13a-15(e), the company will present the following language under Item 9A. Controls and Procedures in future filings (beginning with the Form 10-K for the period ending December 31, 2005):

The company’s management, with the participation of the company’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2004. Based upon that evaluation, the company’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the company’s disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the company in the reports that it files under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and were effective as of December 31, 2005 to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The following is a listing of entity level controls which strengthen the overall control environment of the company and directly or indirectly assist in ensuring the accuracy and completeness of financial reporting. In addition to the items listed below, there are various reviews and other controls at the Corporate level specifically over the monthly financial reporting process that ensure the integrity of financial reporting. The company’s internal and disclosure controls and processes are supplementally presented below for the Staff.

Monthly Measurement Process including Divisional and Chief Financial Officer ("CFO") and Chief Executive Officer ("CEO") Review

Quarterly Internal Certification Process

On a quarterly basis, key Lexmark management individuals (approximately 60 individuals) are required to sign an internal certification regarding the accuracy and completeness of their input and involvement in the annual/quarterly external reporting process.

Disclosure Committee Meetings

Lexmark’s Disclosure Committee ("Committee"), consisting of the following individuals: the CEO, the CEO’s direct reports, the Corporate Controller, the Director of Internal Audit, and the Director of Investor Relations, meets every quarter approximately two to three business days prior to the annual/quarterly SEC financial report filings.

Business Control Department- Sarbanes-Oxley compliance

The company’s Corporate Business Control Department conducts the management assessment of internal controls over financial reporting for the purpose of the Sarbanes-Oxley 302 and 404 certifications.

Internal Control Self-Assessment Process

The Internal Control Self-Assessment ("ICSA") Process is coordinated within the Controller’s office. The process is achieved through individuals in the company completing a self-assessment document covering the significant business processes of the company which asks questions concerning internal control best practices. The document is completed annually by all Lexmark locations, functions, etc.

Internal Audit Department ("IA")

The company’s IA conducts routine scheduled audits of worldwide company processes, programs, activities, etc., along with investigations and special projects as needed. In addition, IA performs quarterly revenue recognition audits typically for one country in each geography. The Director of IA has direct reporting and communication lines to the Finance and Audit Committee of the Board of Directors, and also reports internally to the CFO.

Comment #12:

We note that for the three months ended September 30, 2005, gross profit decreased by 20%. Tell us how you considered the guidance in Section III.B.3 of FRR-72 to expand your disclosures to provide a detailed explanation of the reasons for the significant decrease in gross profit and the impact of the apparent negative trend on the Company’s future operations. Refer also to the Staff’s guidance in comment no. 3 above.

Response #12:

In response to "Tell us how you considered the guidance in Section III.B.3 of FRR-72 to expand your disclosures to provide a detailed explanation of the reasons for the significant decrease in gross profit":

The company believes that it has properly disclosed the information required by Section III.B.3. of FRR-72 in its Form 10-Q for the period ended September 30, 2005. The company disclosed the change in gross profit for the three and nine months ended September 30, 2005 and the reasons for the changes from the prior year. For example, on page 16, the company noted the 5.8 percentage point deterioration in gross profit margins during the third quarter of 2005 was attributable to lower product margins (8.2 percentage points) which were mostly printer driven, partially offset by a positive mix among products (2.4 percentage points). Additionally, the company disclosed the benefit from new supplier agreements during the quarter. See the company’s response to Comment #13 for further discussion regarding the company’s consideration for disclosure of the new supplier agreements during the quarter.

In response to "…the impact of the apparent negative trend on the Company’s future operations.":

Although the company believes that it has properly disclosed the information required by Section III.B.3. of FRR-72 in its Form 10-Q for the period ended September 30, 2005, the company will modify its MD&A disclosures in future filings (beginning with the Form 10-K for the period ending December 31, 2005) by providing expanded discussion and analysis of known trends, demands, commitments, events and uncertainties and reiterating items that may be discussed in other sections of the filing. Future disclosures will address items including but not necessarily limited to consideration of financial, operational and other information known to the company, identification of known trends and uncertainties and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on the company’s liquidity, capital resources or results of operations. Future disclosures may include, but not necessarily be limited to, a discussion about the trend of hardware and supplies pricing, anticipated market growth, the company’s ability to continue to negotiate future supplier agreements and the company’s continued strategic investments in new product development and branding to strengthen the company’s positioning in growth market segments in which it currently is underrepresented.

Comment #13:

We note your disclosures on page 16 with regards to the Company’s renegotiation of supplier managed inventory agreements with certain suppliers. Supplementally explain the terms of the new agreements as compared to those of the old agreements. We note that had the Company not entered into these new agreements, you would have recognized an additional expense of $35 million in the third quarter. What impact do you anticipate these new agreements having on the Company’s future operations? Did the Company grant any future price concessions to suppliers or did they extend the term of the purchase agreements as a result of the renegotiations? Does management anticipate the terms of the new agreements having any negative impact on the Company’s gross margins in the near future? Does the Company have any agreements with major suppliers that were not renegotiated? If so, do you anticipate these agreements having any negative impact on your future operations?

Response # 13:

In response to "Supplementally explain the terms of the new agreements as compared to those of the old agreements.":

As stated in our third quarter 2005 Form 10-Q (page 16):

….the company continued efforts begun in 2002 to execute supplier managed inventory (SMI) agreements with its primary suppliers to improve the efficiency of the supply chain. In instances where a non-cancelable commitment is made to purchase product at a cost greater than the expected sales price, the company’s accounting policy is to recognize a liability and related expense for future losses. During the third quarter, Lexmark entered into new SMI agreements with certain suppliers. Had the company not entered into these new agreements, the company would have recognized additional expense of $35 million ($26 million after tax) in the third quarter.

Under a previous agreement with one supplier, Lexmark would take title to the product at the earlier of 30 days after the product was shipped from Hong Kong by the supplier or at Lexmark’s receipt of the inventory. Under another previous agreement with a supplier, Lexmark had non-cancelable commitments relating to production forecasts within a specified time period. Title for the product transferred to Lexmark when Lexmark pulled product from the supplier’s hub. Under these previous supplier agreements, the company recorded lower of cost or market inventory write downs when title transferred and recorded an adverse purchase commitment reserve when non-cancelable purchase commitments were made.

Under the new agreements, Lexmark provides suppliers with an uncommitted production forecast. Lexmark is not required to pull inventory product from supplier’s SMI storage hub within a predetermined period. No maximum number of aging days in the SMI hub exists. The title to the product transfers to Lexmark when product is pulled from SMI hub. As a result, under the new supplier agreements, the company records lower of cost or market inventory write downs when the product is pulled from the SMI hub (i.e., upon delivery).

In response to "What impact do you anticipate these new agreements having on the Company’s future operations?":

These new agreements are expected to reduce Lexmark’s supply chain inventory pipeline, minimize Lexmark inventory volatility and improve supply chain flexibility. In addition, they are expected to improve supplier visibility to product and therefore improve supplier's timeliness and management of their inventory pipelines.

In response to "Did the Company grant any future price concessions to suppliers or did they extend the term of the purchase agreements as a result of the renegotiations?":

No price concessions were granted on base product costs; however, suppliers were allowed to increase price for their increase in supply chain and administrative costs. No extension of the purchase agreement terms occurred as a result of the renegotiations.

In response to "Does management anticipate the terms of the new agreements having any negative impact on the Company’s gross margins in the near future?":

The company does not expect increased total costs as a result of implementing SMI agreements with its suppliers. While there may be a period of adjustment in the short term as responsibility for supply chain management transitions to its suppliers, the company expects total costs to decrease over time.

In response to "Does the Company have any agreements with major suppliers that were not renegotiated? If so, do you anticipate these agreements having any negative impact on your future operations?":

As of December 31, 2005, the significant majority of major printer suppliers are under new agreements. The company does not anticipate significant impacts going forward.

In connection with providing the above responses to your comments, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for extending the due date of our response to February 1, 2006. I believe that we have thoroughly addressed each of the items in your correspondence. We expect to file the company’s Form 10-K for the Fiscal Year Ended December 31, 2005 on or about March 8, 2006, and we would greatly appreciate receiving the results of your review of our responses prior to that time. Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

cc: David Edgar
      United States Securities and Exchange Commission

      Paul J. Curlander
      Lexmark International, Inc.